

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Kevin Danahy
President and Chief Executive Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545

> **Re: Pulse Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 28, 2024**
> **File No. 333-278322**

Dear Kevin Danahy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Adam Finerman